BabyQuip, Inc.
Balance Sheet
As of December 31, 2025

	Jan - Dec 2024	Jan - Dec 2025
ASSETS		
Current Assets		
Bank Accounts		
10000 Cash and Cash Equivalents		0.00
10010 SVB - Analysis Checking #5647 (deleted)	0.00	0.00
10020 BREX Cash #3514 (deleted)	0.00	0.00
10022 BREX Cash #4298	20,132.33	13,136.05
10025 JP Chase Checking #9066	332,581.19	372,284.95
10026 JP Chase MMA #0507	202,719.53	371,828.03
10030 BOFA - Analysis Checking #1353	60,627.20	61,415.99
10040 BOFA - Analysis Saving #02961	103,523.73	107,193.46
10050 Stripe USD	149,796.85	137,456.27
10055 Stripe (CAD)	5,108.03	7,445.20
10056 Stripe (SEK)	124.76	124.76
10057 Stripe (MXN)	2,540.50	9,559.68
10058 Stripe (EUR)	2,366.91	4,891.78
10059 Stripe (AUD)	2,272.35	3,123.14
10061 Stripe (NZD)	2,084.01	1,124.82
10062 Stripe (GBP)	2,132.27	4,128.49
1073 PayPal Bank	11,972.59	17,745.96
Total 10000 Cash and Cash Equivalents	$ 897,982.25	$ 1,111,458.58
Total Bank Accounts	$ 897,982.25	$ 1,111,458.58
Accounts Receivable		
12010 Accounts Receivable	0.00	0.00
Total Accounts Receivable	$ 0.00	$ 0.00
Other Current Assets		
14000 Other Current Assets		0.00
14020 Prepaid Expenses	249,174.45	522,286.46
Total 14000 Other Current Assets	$ 249,174.45	$ 522,286.46
Total Other Current Assets	$ 249,174.45	$ 522,286.46
Total Current Assets	$ 1,147,156.70	$ 1,633,745.04
Fixed Assets		
17000 Intangible Assets		0.00
17010 Trademark	65,688.55	70,488.55
17030 Website / Videos	124,927.32	130,942.96
18010 Accumulated Depreciation, Trademark	-57,440.97	-67,520.40
18030 Accumulated Depreciation, Website	-94,415.56	-131,796.96
Website		0.00
17011 Trademark	12,000.00	12,000.00
Total Website	$ 12,000.00	$ 12,000.00
Total 17000 Intangible Assets	$ 50,759.34	$ 14,114.15
17500A Goodwill - BQS	303,496.01	303,496.01
Total Fixed Assets	$ 354,255.35	$ 317,610.16
TOTAL ASSETS	$ 1,501,412.05	$ 1,951,355.20
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
2000 Accounts Payable (A/P)	308,836.27	259,920.58
Total Accounts Payable	$ 308,836.27	$ 259,920.58
Credit Cards		
21110 Brex Credit Card XXX 9115 (Active)	15,860.61	48,935.37
21112 SW Rewards Card XXX 7939 (Active)	271.80	30,585.45
Total Credit Cards	$ 16,132.41	$ 79,520.82
Other Current Liabilities		
22000 Accrued Liabilities		0.00
22020 Accrued Expense	126,973.88	33,684.23
22040 PTO Payable	89,256.75	64,430.63
22050 Insurance Financing Payable	0.00	360,333.41
22070 Bonus Accrued	168,549.47	200,000.00
22080 Sales Tax Payable	218,396.51	388,356.31
22085 Tips Payable	34.54	84.69
Total 22000 Accrued Liabilities	$ 603,211.15	$ 1,046,889.27
22000A Accrued Liabilities - BQS		0.00
22015A Multi-period Payments - BQS	7,212.47	0.00
22030A BQS QP Payouts	-388.48	-388.48
22090A Sales Tax Payable - BQS	45.75	3,930.88
22095A Tips Payable - BQS	-2,302.78	-1,662.25
Total 22000A Accrued Liabilities - BQS	$ 4,566.96	$ 1,880.15
24000 Deferred Revenue		0.00
24100 Deferred Revenue - Rental Fees		0.00
24010 Deferred Revenue - Rental Fees (Gross) USD	529,236.51	565,574.78
24015 Deferred Revenue - Rental Fees (Payouts) USD	-382,092.66	-406,431.51
24017 Deferred Revenue - Rental Fees (Gross) Non-US	24,865.29	13,206.80
24018 Deferred Revenue - Rental Fees (Payouts) Non-US	-12,772.49	-9,745.06
24020A Deferred Revenue - Cleaning Fees Gross	1,964.82	2,779.40
24025A Deferred Revenue Cleaning - Payouts	-1,609.02	-1,664.85
Total 24100 Deferred Revenue - Rental Fees	$ 159,592.45	$ 163,719.56
24200 Deferred Revenue - Damage Waiver	5,060.43	6,025.48
24300 Deferred Revenue - Cancellation Program Revenue	16,677.32	16,553.01
24400 Deferred Revenue - Processing Fee (Payment)	-17,662.32	-18,232.62
24500 Deferred Revenue - Gift Card Liabilities	7,526.75	10,916.57
Total 24000 Deferred Revenue	$ 171,194.63	$ 178,982.00
Total Other Current Liabilities	$ 778,972.74	$ 1,227,751.42
Total Current Liabilities	$ 1,103,941.42	$ 1,567,192.82
Long-Term Liabilities		
28060 Small Disaster Loan	444,496.16	431,337.14
28065 Accrued Interest - Small Business Disaster Loan	0.00	0.00
28067 Small Disaster Loan - Current Portion	16,667.00	16,667.00
Total 28060 Small Disaster Loan	$ 461,163.16	$ 448,004.14
28090A Guaranteed Earn-out Payment - Clean Babee	126,368.52	0.00
Total Long-Term Liabilities	$ 587,531.68	$ 448,004.14
Total Liabilities	$ 1,691,473.10	$ 2,015,196.96
Equity		
30000 Equity		0.00
31010 Common Stocks	893.88	893.88
31011 Preferred Stock, Par Value	1,697.90	1,697.90
31015 APIC	12,816,058.42	14,136,637.42
32010 Cost of Series Seed	-229,494.65	-295,521.86
32020 Fundraise Expenses	-160,772.05	-387,500.82
Total 30000 Equity	$ 12,428,383.50	$ 13,456,206.52
37000 Retained Earnings	-9,966,158.19	-12,618,444.55
Net Income	-2,652,286.36	-901,603.73
Total Equity	-$ 190,061.05	-$ 63,841.76
TOTAL LIABILITIES AND EQUITY	$ 1,501,412.05	$ 1,951,355.20

BabyQuip, Inc.
Profit and Loss
January 2024 - December 2025

	Jan - Dec 2024	Jan - Dec 2025
Income		
40000 Revenue - BQ		
41000 Rental Fees (NET)		
40500 Rental Fees US (GMV)		
40034 Damage Waiver Revenue	172,472.36	206,197.85
40035 Cancellation Program Revenue	327,953.03	420,143.73
40040 Rental Fees (USD)	18,103,544.72	20,878,778.99
40045 Rental Refunds (USD)	-766,188.51	-987,339.01
Total 40500 Rental Fees US (GMV)	$ 17,837,781.60	$ 20,517,781.56
40600 Rental Fees Int'l (GMV)		
40050 Rental Fees - Int'l	813,497.08	748,518.37
40055 Rental Refunds - Int'l	-60,291.61	-65,526.18
Total 40600 Rental Fees Int'l (GMV)	$ 753,205.47	$ 682,992.19
49000 Payouts		
49010 Payouts - Quality Providers (USD)	-12,919,782.91	-14,878,412.17
49020 Payouts - Quality Providers (Int'l)	-391,906.30	-346,617.33
92002 Clearing Time - Stripe Charges/Payouts	385,409.33	537,771.46
Total 49000 Payouts	-$ 12,926,279.88	-$14,687,258.04
Total 41000 Rental Fees (NET)	$ 5,664,707.19	$ 6,513,515.71
45000 Revenue - BQS (NET)		
41000A Cleaning Services		
40500A Cleaning Services	293,116.27	272,825.17
40545A Cleaning Refunds	-42,966.38	-36,878.74
Total 41000A Cleaning Services	$ 250,149.89	$ 235,946.43
45001 Payouts - BQS		
49010A Payouts - Quality Providers - BQS	-153,305.59	-149,817.08
Total 45001 Payouts - BQS	-$ 153,305.59	-$ 149,817.08
Total 45000 Revenue - BQS (NET)	$ 96,844.30	$ 86,129.35
46000 Admin Fees		
40030 QP Admin Fees US (Net)	220,465.00	182,675.00
40030X QP Admin Fees Int'l (Net)	10,770.00	11,735.00
40033 Background Checks	10,509.00	8,979.00
Total 46000 Admin Fees	$ 241,744.00	$ 203,389.00
47000 Other Revenue		
40025 Affiliate	885.39	804.33
Total 47000 Other Revenue	$ 885.39	$ 804.33
Total 40000 Revenue - BQ	$ 6,004,180.88	$ 6,803,838.39
Total Income	$ 6,004,180.88	$ 6,803,838.39
Cost of Goods Sold		
50000 COGS - BQ		
50015 Payment Processing Fees US	710,441.76	819,758.90
50015A Payment Processing Fees BQS	11,552.51	10,671.73
50015X Payment Processing Fees Int'l	30,946.23	25,400.97
51013A Expense Allocation - Other Operation Exp	222.35	49.05
Total 50000 COGS - BQ	$ 753,162.85	$ 855,880.65
Total Cost of Goods Sold	$ 753,162.85	$ 855,880.65
Gross Profit	$ 5,251,018.03	$ 5,947,957.74
Expenses		
60000 Personnel Cost		
60005 Salary & Wages	1,936,920.85	1,791,353.54
60008 PTO Expenses	9,574.04	-20,904.16
60010 Severance Pay		12,574.80
60015 Bonus	166,580.34	77,450.53
60020 Payroll Tax	181,320.88	158,307.72
60025 Company Paid Benefits	71,419.22	51,686.17
60026 Benefit Admin / Payroll Processing Fee	22,080.00	19,098.00
60028 401K Benefit (Company Contribution)	55,380.39	55,373.45
60030 Worker's Compensation	9,011.69	14,200.89
74070 Education & Training	961.35	
Total 60000 Personnel Cost	$ 2,453,248.76	$ 2,159,140.94
65000 Travel		
65005 Airfare & Ground Transportation	37,828.70	16,133.34
65010 Meals - Travels	20,822.76	6,089.06
65020 Hotel & Lodging	27,305.30	9,330.29
Total 65000 Travel	$ 85,956.76	$ 31,552.69
71000 Professional Services & Contractors		
71005 Accounting Services	37,712.04	39,420.77
71010 Legal Services - US	268,208.25	252,699.06
71016 Tax Professional Accounting	32,738.51	39,391.70
71025 Professional Consulting	27,879.10	46,225.00
71055 Recruiting Fee - Other	2,000.00	
72090 Recruiting Contractors	51,830.82	21,535.00
72090X Recruiting Contractors - Int'l	6,207.86	3,664.16
74020 Damage Waiver Subscription	20,000.00	20,000.00
Total 71000 Professional Services & Contractors	$ 446,576.58	$ 422,935.69
71500 Technology Consulting		
71020 Tech Consulting	398,864.25	402,240.00
Total 71500 Technology Consulting	$ 398,864.25	$ 402,240.00
72000 Sales & Marketing US		
40042 Promotional Discount	10,301.58	4,064.82
71030 Quality Provider Referrals	9,131.92	20,095.49
71035 Quality Provider Retention	3,109.87	1,041.98
71500A Affiliate Fee - BQS	239.36	
72005 Brand Advertising	84,349.86	199.00
72006 Marketing Materials	12,836.00	2,064.89
72007 Business Dev Programs	36,411.05	5,945.07
72008 Business Dev Contractors	93,600.00	97,300.00
72010 Conferences & Events	13,688.49	5,861.27
72015 Social Media	65,936.02	46,923.55
72016 Public Relations	123,881.64	81,113.00
72025 Lead Gen - Customer - Affiliate	205,473.44	285,445.93
72025v Lead Gen - Customer - Affiliate V+		25,494.17
72030 Lead Gen - Customer - Direct Spend	1,678,398.61	1,317,242.20
72030A Lead Gen-Customer-Direct Spend - BQS	29,068.35	5,615.00
72035 SMS Paid Media - Lead Gen - Customer - Direct Spend	50,882.48	47,089.21
72050 Lead Gen - Quality Provider - Direct Spend	29,900.79	0.00
72050X Lead Gen - Quality Provider - Direct Int'l	46,108.71	0.00
72080 Marketing Subscriptions	125,699.95	104,577.26
72085 Mktg Contractors	39,148.39	17,096.12
Total 72000 Sales & Marketing US	$ 2,658,166.51	$ 2,067,168.96
73000 Sales & Marketing Int'l		
72005X Brand Advertising Int'l	15,841.25	
72030X Lead Gen - Customer - Direct Spend - Int'l	142,238.92	0.00
72085X Mktg Contractors Int'l	6,805.25	
Total 73000 Sales & Marketing Int'l	$ 164,885.42	$ 0.00
73500 Customer Service		
72009 Customer Srv Contractors	4,312.50	41,956.25
72095 Customer Service Subscriptions	12,910.26	14,401.43
Total 73500 Customer Service	$ 17,222.76	$ 56,357.68
74000 General Administrative Expenses		
71015 Tax Services	57,480.37	63,923.36
71022 Background Check Exp	61,229.48	43,756.76
71024 Damage Waiver Expense - US	12,756.87	14,312.50
71026 Cancellation Program Expense - US	292,945.56	245,942.32
74010 Computer Equipment	8,628.40	14,588.68
74011 Mapping Services	199,597.70	247,269.70
74014 Tech Subscriptions	108,464.68	102,808.24
74015 Business Subscriptions - US	92,818.31	79,999.01
74019 Trademark & IP	9,016.82	18,537.69
74050 Company Events	5,707.34	1,956.88
74061 Dues, Subscriptions & Memberships	7,391.65	4,026.68
74065 Gifts & Donations	257.78	2,085.70
Total 74000 General Administrative Expenses	$ 856,294.96	$ 839,207.52
74022 Trust & Safety		
74016 Business Insurance Other	16,673.13	22,565.39
74017 General Liability Insurance	495,368.45	616,557.34
74023 Security		31,434.00
Total 74022 Trust & Safety	$ 512,041.58	$ 670,556.73
80100 Facilities		
74040 Office Supplies	151.65	232.07
74055 Shipping and Delivery	1,226.44	823.97
74060 Telephone & Internet & Cable	50,282.33	42,354.15
80105 Rent Expense	6,723.36	2,215.00
80110 Facility Maintanence	7,160.76	9,446.36
80200A Auto Expenses - BQS	3,807.55	3,828.61
Total 80100 Facilities	$ 69,352.09	$ 58,900.16
Other Business Expenses		
74035 Bank Service Charges	3,873.32	3,500.09
74100 Stock Based Compensation	96,319.54	20,796.72
Total Other Business Expenses	$ 100,192.86	$ 24,296.81
Total Expenses	$ 7,762,802.53	$ 6,732,357.18
Net Operating Income	-$ 2,511,784.50	-$ 784,399.44
Other Income		
91000 Other Income		
91004 Interest Income	37,146.47	6,193.19
91010 Other Misc Income		400.06
Total 91000 Other Income	$ 37,146.47	$ 6,593.25
Total Other Income	$ 37,146.47	$ 6,593.25
Other Expenses		
92000 Other Expenses		
92005 Interest Expense	17,549.34	32,129.82
92006 Sales & Use Tax	72,761.43	33,615.56
92010 State Taxes	8,561.71	10,591.45
92012 Tax-Deductible Contribution	3,000.00	
92020 Penalty	23,101.80	
92025 Depreciation & Amortization	52,673.97	47,460.83
Total 92000 Other Expenses	$ 177,648.25	$ 123,797.66
Exchange Gain or Loss	0.08	-0.12
Total Other Expenses	$ 177,648.33	$ 123,797.54
Net Other Income	-$ 140,501.86	-$ 117,204.29
Net Income	-$ 2,652,286.36	-$ 901,603.73

Thursday, Apr 30, 2026 11:35:09 AM GMT-7